                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
          AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

     /x/ Annual Report Pursuant to Section 15(d) of the Securities Exchange
                                   Act of 1934

                   For the Fiscal Year Ended December 31, 1998
                                       Or
   / / Transition Report Pursuant to section 15(d) of the Securities Exchange
                                   Act of 1934

                         Commission file number 0-20526

                             ARCADIA FINANCIAL LTD.
                           401(k) PROFIT SHARING PLAN
                               (Title of the plan)

                             ARCADIA FINANCIAL LTD.
             (Exact name of registrant as specified in its charter)

                MINNESOTA                                  41-1664848
     (State or other jurisdiction                        (IRS Employer
   of incorporation or organization)                Identification Number)

            7825 WASHINGTON AVENUE SOUTH, MINNEAPOLIS, MN 55439-2435
              (Address of principal executive offices) (Zip Code)

        Registrant's telephone number, including area code (612) 942-9880

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                             ARCADIA FINANCIAL LTD.
                           401(k) PROFIT SHARING PLAN

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

               Arcadia Financial Ltd. 401(k) Profit Sharing Plan

                   Audited Financial Statements and Schedules

                     Years ended December 31, 1998 and 1997

                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements and Schedules

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................2
Notes to Financial Statements.................................................3
Item 27(a)--Schedule of Assets Held for Investment Purposes...................9
Item 27(b)--Schedule of Loans or Fixed Income Obligations....................10
Item 27(d)--Schedule of Reportable Transactions..............................11

                         Report of Independent Auditors

Arcadia Financial Ltd. 401(k)
  Profit Sharing Plan Committee

We have audited the accompanying statements of net assets available for benefits of Arcadia Financial Ltd. 401(k) Profit Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and loans or fixed income obligations as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

June 4, 1999

                Arcadia Financial Ltd. 401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                                 DECEMBER 31
                                                              1998        1997
                                                     ---------------------------------
ASSETS
Cash                                                   $     48,250     $     45,066
Investments:
   Mutual funds                                           3,472,222        1,919,036
   Arcadia Financial Ltd. Common stock                      188,264          236,467
   Participant loans                                         45,284           73,794
                                                     ---------------------------------
                                                          3,705,770        2,229,297
Employer contributions receivable                           534,233          356,228
Employee contributions receivable                            14,639           28,985
                                                     ---------------------------------

Net assets available for benefits                        $4,302,892       $2,659,576
                                                    ==================================



           Statements of Changes in Net Assets Available for Benefits


                                                                  YEAR ENDED DECEMBER 31
                                                                    1998        1997
                                                          ------------------------------------
Additions:
   Employee contributions                                         $1,339,553       $1,019,758
   Employer contributions                                            534,233          356,228
   Investment income                                                 267,916          173,231
   Miscellaneous                                                         ---           14,412
                                                          ------------------------------------
                                                                   2,141,702        1,563,629
Deductions:
   Benefits paid                                                    (633,416)        (248,532)

Net realized and unrealized appreciation/(depreciation)
   in fair value of investments                                      135,030         (160,577)
                                                          ------------------------------------
Net increase                                                       1,643,316        1,154,520
Net assets available for benefits at beginning of year             2,659,576        1,505,056
                                                          ------------------------------------
Net assets available for benefits at end of year                  $4,302,892       $2,659,576
                                                          ====================================


SEE ACCOMPANYING NOTES.

                Arcadia Financial Ltd. 401(k) Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 1998

1. DESCRIPTION OF THE PLAN

GENERAL

Arcadia Financial Ltd. 401(k) Profit Sharing Plan (the Plan), formerly Olympic Financial Ltd. 401(k) Profit Sharing Plan, is a defined contribution plan sponsored by Arcadia Financial Ltd. (the Company). The Plan became effective on January 1, 1995. An employee is eligible to participate in the Plan upon attaining the age of 21 and completing a qualifying period of 12 consecutive months of employment within which the employee has had at least 1,000 credited hours of service.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

CONTRIBUTIONS

Each participant may contribute up to 10% of his or her annual compensation to any of the investment funds. Matching contributions by the Company are made at a percentage of the participant's contribution which the Company, in its sole discretion, determines from year to year. Effective beginning in the 1996 plan year, participants must be employed on December 31 of each year to receive the matching contribution for that year.

VESTING

Participants are fully vested at all times for participant contribution amounts. Matching contributions by the Company are vested 50% after one year and 100% after two years of service.

PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

Participants can borrow up to the lesser of $50,000 or one-half of their vested account balance. Interest on loans accrues at prime rate plus 2%. Loans are collateralized by the participant's account balance.

Hardship withdrawals of elective deferrals are permitted by the Plan, as described in the Plan agreement.

                Arcadia Financial Ltd. 401(k) Profit Sharing Plan

PAYMENT OF BENEFITS

Benefits are typically paid as soon as practicable after a participant retires, dies, becomes disabled or is terminated from the Company. Benefits are payable in the form of a lump sum distribution or installments over a fixed period of years depending on the participant's request.

PLAN TERMINATION

In the event the Plan terminates, participants will become 100% vested in their accounts. The accounts of all participants will continue to share in trust earnings, gains or losses until such time as distributions are made.

FEES AND EXPENSES

All administrative expenses of the Plan are paid for by the Company. Commissions for the purchase or sale of investments, if applicable, are paid by the Plan and are added to the cost of investments purchased or subtracted from the proceeds of investments sold.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Arcadia Financial Ltd. Common stock is stated at fair value (the last reported sales price on the last business day of the year). Fair value of mutual funds represents the net asset value of the fund shares which is calculated based on the valuation of the fund's underlying investments at fair value at the end of the year. Participant notes receivable are valued at cost which approximates fair value.
                                                                             4

               Arcadia Financial Ltd. 401(k) Profit Sharing Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
                                                                             5

                Arcadia Financial Ltd. 401(k) Profit Sharing Plan

3. INVESTMENTS

The Plan's assets have been deposited in investment funds managed by a trust company. Allocation of contributions to the available investment funds is based upon the employee's choice. The changes in assets of each fund during the years ended December 31, 1998 and 1997 were as follows:


                                                                                 IDS CASH      ARCADIA
                                                   IDS NEW              IDS BOND MANAGEMENT FINANCIAL LTD. LOAN
                                                 DIMENSIONS  IDS MUTUAL    FUND    FUND     COMMON STOCK   FUND  UNALLOCATED  TOTAL
                                                 ----------------------------------------------------------------------------------
Net assets available for benefits at December     $ 629,264  $ 290,114  $ 82,544   $ 50,368  $ 450,966  $ 1,800   $ ---  1,505,056
31, 1996
Additions:
  Contributions                                     620,990     350,456   104,431    63,914   236,195     ---       ---  1,375,986
  Investment income                                  81,363      76,545    10,881     4,199       243     ---       ---    173,231
  Miscellaneous                                         ---         ---       ---       ---       ---     ---    14,412     14,412
                                                 ----------------------------------------------------------------------------------
                                                    702,353     427,001   115,312    68,113   236,438     ---    14,412  1,563,629
Deductions:
  Benefits paid to participants                    (132,573)    (43,290)  (15,891)   (4,962)  (50,403)  (1,413)     ---   (248,532)

Interfund-transfers (net)                            (9,051)    (10,602)   (2,575)   10,302   (48,301)  73,407  (13,180)      ---
Net realized and unrealized appreciation
  (depreciation) in current value of investments     96,104      (7,102)    1,910      (110) (251,379)    ---       ---   (160,577)
                                                 ----------------------------------------------------------------------------------
Net assets available for benefits at December     1,286,097     656,121   181,300   123,711   337,321   73,794    1,232   2,659,576
  31, 1997
Additions:
  Contributions                                     959,670     503,196   130,123    95,612   170,546     ---    14,639   1,873,786
  Investment income                                 123,092     121,319    16,591     6,679       235     ---       ---     267,916
                                                 ----------------------------------------------------------------------------------
                                                  1,082,762     624,515   146,714   102,291   170,781     ---    14,639   2,141,702
Deductions:
  Benefits paid to participants                    (298,833)   (134,662)  (37,171)  (46,270)  (60,986) (55,494)     ---    (633,416)

Interfund-transfers (net)                            53,861     (30,855)    1,250    (6,912)  (91,346)  26,984   47,018        ---
Net realized and unrealized appreciation
  (depreciation) in current value of investments    309,785     (51,560)   (5,331)     (133) (117,731)    ---       ---     135,030
                                                 ----------------------------------------------------------------------------------
Net assets available for benefits at December    $2,433,672  $1,063,559  $286,762  $172,687  $238,039  $45,284  $62,889  $4,302,892
  31, 1998                                       ==================================================================================

                Arcadia Financial Ltd. 401(k) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the Plan's net assets are as follows:

  DECEMBER 31, 1998
  IDS New Dimensions Fund, 74,646 shares                   $2,152,053
  IDS Mutual, 71,263 shares                                   927,850
  IDS Bond Fund, 48,210 shares                                246,355

  DECEMBER 31, 1997

  IDS New Dimensions Fund, 46,199 shares                   $1,101,765
  IDS Mutual, 40,426 shares                                   544,927
  IDS Bond Fund, 30,178 shares                                157,519
  Arcadia Financial Ltd. Stock, 31,772 shares                 236,467

4. INCOME TAX STATUS

The Internal Revenue Service ruled on February 4, 1998 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan sponsor does not expect this project to have a significant effect on plan operations.

               Arcadia Financial Ltd. 401(k) Profit Sharing Plan

6. SUBSEQUENT EVENTS

The Plan Sponsor amended the plan during 1999 to replace the four IDS Investment Fund options with ten other investment fund options and to increase the percentage of compensation which may be deferred by the participant from 10% to 15%.

                Arcadia Financial Ltd. 401(k) Profit Sharing Plan

           Item 27(a)--Schedule of Assets Held for Investment Purposes

                                E.I.N. 41-1664848
                                    Plan #001

                                December 31, 1998

            IDENTITY OF ISSUER, BORROWER                                             MARKET
                  OR SIMILAR PARTY          UNITS HELD            COST                VALUE
------------------------------------------------------------------------------------------------
Mutual funds:
   IDS New Dimensions Fund                  74,646 shares         $1,800,886       $2,152,053

   IDS Mutual                               71,263 shares            991,693          927,850

   IDS Bond Fund                            48,210 shares            249,135          246,355

   IDS Cash Management Fund                145,964 shares            145,964          145,964
                                                            ------------------------------------
Total mutual funds                                                 3,187,678        3,472,222

Arcadia Financial Ltd. Stock*               51,932 shares            510,937          188,264

Participant Loans (10.25% to 11.75%,
  maturing 3/15/9 through 9/15/03)                                         0           45,284
                                                            ------------------------------------
                                                                  $3,698,615       $3,705,770
                                                            ====================================

*Indicates party-in-interest to the Plan.

                Arcadia Financial Ltd. 401(k) Profit Sharing Plan

            Item 27(b)--Schedule of Loans or Fixed Income Obligations

                                E.I.N. 41-1664848
                                    Plan #001

                                December 31, 1998



                                     AMOUNT RECEIVED
                        ORIGINAL  DURING REPORTING YEAR       UNPAID     DETAILED DESCRIPTION OF LOAN          AMOUNT OVERDUE
                          LOAN    -----------------------   BALANCE AT   INCLUDING DATES OF MAKING AND   --------------------------
   IDENTITY OF OBLIGOR   AMOUNT   PRINCIPAL      INTEREST   END OF YEAR  MATURITY AND INTEREST RATE        PRINCIPAL       INTEREST
-----------------------------------------------------------------------------------------------------------------------------------
Michael Sloan            $6,540      $  -         $  -         $6,540   Date of making: August 28, 1997;    $1,424            $822
                                                                        date of maturity: August 31, 2002

                Arcadia Financial Ltd. 401(k) Profit Sharing Plan

                 Item 27(d)--Schedule of Reportable Transactions

                                E.I.N. 41-1664848
                                    Plan #001

                          Year ended December 31, 1998


                                                                                                            CURRENT VALUE
                                                                                                             OF ASSET ON
                                                                         PURCHASE      SELLING      COST OF  TRANSACTION  NET GAIN
IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSET                 PRICE        PRICE        ASSET       DATE     OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
Arcadia Financial Ltd.     Purchased 38,020 units in 36 transactions    $   239,533              $   239,533  $   239,533
                           Sold 13,872 units in 32 transactions                       $  86,351      100,609       86,351 $(14,258)

IDS New Dimension Fund     Purchased 44,662 units in 63 transactions      1,154,994                1,154,994    1,154,994
                           Sold 12,726 units in 88 transactions                         333,256      294,829      333,256   38,427

IDS Mutual                 Purchased 48,695 units in 49 transactions        673,507                  673,507      673,507
                           Sold 13,117 units in 88 transactions                         184,670      181,803      184,670    2,867

IDS Bond Fund              Purchased 27,373 units in 49 transactions        142,329                  142,329      142,329
                           Sold 8,712 units in 56 transactions                           45,260       45,042       45,260      218


There were no category (i), (ii) or (iv) transactions in the year ended December 31, 1998.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      ARCADIA FINANCIAL LTD.
                                      401 (k) PROFIT SHARING PLAN

Date:   June 28,1999                  By:   /s/ John A. Witham
                                         -------------------------------------
                                            John A. Witham
                                            Executive Vice President and
                                            Chief Financial Officer (Principal
                                            Financial Officer)

                                      By:    /s/ Richard S. Deal
                                         -------------------------------------
                                            Richard S. Deal
                                            Vice President,
                                            Human Resources